MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Three Months Ended March 31, 2016

Date of Report: May 11, 2016

INTRODUCTION

The Company was incorporated under the law of Ontario, Canada, on March 29, 1968 under the name "Dejour Mines Limited". By articles of amendment dated October 30, 2001, the issued common shares were consolidated on the basis of one (1) new share for every fifteen (15) old shares and the name of the company was changed to Dejour Enterprises Ltd. On June 6, 2003, the shareholders approved a resolution to complete a one new share for three old share consolidation, which became effective on October 1, 2003. In 2005, the Company was continued into the province of British Columbia under the Business Corporations Act (British Columbia). On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc. On October 27, 2015, the Company changed its name from Dejour Energy Inc. to DXI Energy Inc.

The head office of DXI Energy is located at 598 – 999 Canada Place, Vancouver, British Columbia, V6C 3E1, and its registered and records office is located at 25th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3. The common shares of DXI Energy are listed for trading on the Toronto Stock Exchange (“TSX”), on the New York Stock Exchange (“NYSE”) under the symbol “DXI”.

The following management’s discussion and analysis (“MD&A”) is dated May 11, 2016 and should be read in conjunction with the Company’s unaudited interim condensed consolidated financial statements and notes thereto for the three months ended March 31, 2016 and its audited consolidated financial statements and MD&A for the year ended December 31, 2015.

Additional information relating to DXI Energy can be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This document contains expectations, beliefs, plans, goals, objectives, assumptions, information, and statements about future events, conditions, results of operations or performance that constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws. Undue reliance should not be placed on forward-looking statements. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated by the Company and described in the forward-looking statements. We caution that the foregoing list of risks and uncertainties is not exhaustive. Events or circumstances could cause actual dates to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. The forward-looking statements contained in this document are made as of the date hereof and the Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise unless expressly required by applicable securities laws.

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The information set out herein with respect to forecasted 2016 results is “financial outlook” within the meaning of applicable securities laws. The purpose of this financial outlook is to provide readers with disclosure regarding DXI Energy’s reasonable expectations as to the anticipated results of its proposed business activities for 2016. Readers are cautioned that this financial outlook may not be appropriate for other purposes.

NON-IFRS MEASURES

This document contains certain financial measures, as described below, which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). As these measures are commonly used in the oil and gas industry, the Company believes that their inclusion is useful to investors. The reader is cautioned that these amounts may not be directly comparable to measures for other companies where similar terminology is used. “Operating Netback” is calculated by deducting royalties and operating and transportation expenses from gross oil and gas revenues. “Cash Flows from Operations” is calculated by adding back settlement of decommissioning liabilities and change in operating working capital to cash flows from operating activities. Operating netback and cash flows from operations are used by DXI Energy as key measures of performance and are not intended to represent operating profits nor should they be viewed as an alternative to income or loss or other measures of financial performance, cash flows from operating activities calculated in accordance with IFRS.

The following table reconciles cash flows from operating activities to cash flows from operations, a non-IFRS measure:

	Three months ended March 31
(CA$ thousands)	2016	2015
	$	$
Cash flows from (used in) operating activities	270	(199)
Change in operating working capital	(593)	(222)
Cash flows from (used in) operations	(323)	(421)

OTHER MEASUREMENTS

All dollar amounts are referenced in Canadian dollars, except when noted otherwise. Some numbers in this MD&A have been rounded to the nearest thousand for discussion purposes. Where amounts are expressed on a barrel of oil equivalent (“BOE”) basis, natural gas volumes have been converted to oil equivalence at six thousand cubic feet per barrel. The term BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of six thousand cubic feet per barrel is based on an energy equivalency conversion method primarily applicable at a burner tip and does not represent a value equivalency at the wellhead. Natural gas liquids (“NGL’s”) in this discussion include condensate, propane, butane, and ethane.

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CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Certain accounting policies require that management make appropriate decisions with respect to the formulation of estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. Management reviews its estimates and judgments on a regular basis. The emergence of new information and changed circumstances may result in actual results or changes to estimates that differ materially from current estimates. Significant judgments, estimates and assumptions made by management in these financial statements are outlined in note 4 of the December 31, 2015 annual financial statements. There have been no significant changes in the Company’s critical accounting estimates and judgments applied during the interim period ended March 31, 2016 relative to the most recent annual financial statements as at and for the year ended December 31, 2015.

DISCLOSURE CONTROLS OVER FINANCIAL REPORTING

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed, or caused to be designed under their supervision, disclosure controls and procedures as defined in National Instrument 52-109 of the Canadian Securities Administrators, to provide reasonable assurance that: (i) material information relating to the Company is made known to the CEO and the CFO by others, particularly during the period in which the interim filings are being prepared; and (ii) information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation.

The CEO and the CFO have evaluated the effectiveness of DXI Energy’s disclosure controls and procedures as at March 31, 2016 and have concluded that such disclosures and procedures are effective.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The Company’s CEO and the CFO are responsible for establishing and maintaining internal control over financial reporting (“ICFR”) for the Company. They have, as at March 31, 2016, designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The control framework the Company’s officers used to design the Company’s ICFR is the Internal Control - Integrated Framework (“COSO Framework”) published by The Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

The CEO and CFO are required to cause the Company to disclose any change in the Company’s internal controls over financial reporting that occurred during the most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting. No changes in internal controls over financial reporting were identified during such period that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

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WHISTLEBLOWER POLICY

Effective December 28, 2007, the Company’s Audit Committee adopted resolutions that authorized the establishment of procedures for complaints received regarding accounting, internal controls or auditing matters, and for a confidential, anonymous submission procedure for employees and consultants who have concerns regarding questionable accounting or auditing matters. The implementation of the whistleblower policy is in accordance with the new requirements pursuant to Multilateral Instrument 52-110 Audit Committees, national Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices.

GROWTH STRATEGY

The Company implements a full cycle exploration and development program and, at the same time, opportunistically seeks to acquire assets with exploitation potential. To complement this strategy, the Company has retained a team of experienced and qualified personnel to act quickly on new opportunities.

SHARE CONSOLIDATION

On June 29, 2015, the Company’s shareholders approved the consolidation of its issued and outstanding common shares on the basis of one (1) post-consolidation common share for every five (5) pre-consolidation common shares. The Company’s common shares began trading on a post-consolidation basis on the NYSE and TSX on October 30, 2015. All share and per share information in this document gives effect to the share consolidation on a retroactive basis, unless otherwise indicated.

RESULTS OF OPERATIONS

FINANCIAL AND OPERATING HIGHLIGHTS

During the three months ended March 31, 2016, the Company:

1.	Increased oil and natural gas production by 44% to 740 BOE/d from 514 BOE/d for the comparative period ended March 31, 2015;

2.	Reduced operating and transportation expenses for oil operations from $22.49/bbl for the three months ended March 31, 2015 to $15.88/bbl for the three months ended March 31, 2016; and

3.	Reduced G&A expenses per BOE by 56% to $6.56 per BOE from $14.79 per BOE for the comparative period ended March 31, 2015; and

4.	Retired the Company’s bank loan and related credit facility with a Canadian bank;

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REVENUE

First Quarter 2016 vs. First Quarter 2015	Three Months Ended March 31
(CA$ thousands, except as otherwise noted)	2016	2015	% change
Production Volumes:
Oil and natural gas liquids (bbls/d)	395	244	62%
Natural gas (mcf/d)	2,069	1,620	28%
Total (BOE/d)	740	514	44%

Average realized prices:
Oil and natural gas liquids ($/bbl)	34.77	49.88	-30%
Natural gas ($/mcf)	2.19	2.55	-14%
Total ($/BOE)	24.70	31.74	-22%

Revenue, before royalties:
Oil and natural gas liquids	1,268	1,098	15%
Natural gas	395	372	6%
Total	1,663	1,470	13%

For the three months ended March 31, 2016 (“Q1 2016”), total revenue, before royalties, increased by $193,000 or, 13%, due to an increase in oil and natural gas production for the quarter. This was offset by a decline in combined average realized prices.

The increase in oil production for Q1 2016 is related to the added production from enhancements to the waterflood operation at Woodrush.

The increase in natural gas production for Q1 2016 is related to the commencement of production from the eight new wells at Kokopelli in September 2015.

OIL OPERATIONS

	Three months ended March 31
($/bbl)	2016	2015	% change
	$	$
Oil and NGL's revenue, realized price	34.77	49.88	-30%
Royalties	(6.82)	(8.63)	-21%
Operating and transportation expenses	(15.88)	(22.49)	-29%
Operating netback	12.07	18.76	-36%

The average price received for oil sales decreased by 30% for the three months ended March 31, 2016, relative to the corresponding period of the prior year. The decrease in DXI Energy’s average realized oil price reflected lower benchmark prices in Canada and the rest of the world.

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Average oil royalties for the three month ended March 31, 2016 were lower, relative to the corresponding period of 2015, due to lower average oil prices received in the period.

Operating and transportation expenses for the three months ended March 31, 2016 were lower compared to the corresponding period of 2015. The decline in per unit operating and transportation expenses resulted from the allocation of fixed operating costs over a higher oil production volume.

NATURAL GAS OPERATIONS

	Three months ended March 31
($/mcf)	2016	2015	% change
	$	$	$
Gas revenue, realized price	2.19	2.55	-14%
Royalties	(0.27)	(0.02)	993%
Operating and transportation expenses	(3.11)	(3.83)	-19%
Operating netback (loss per unit)	(1.19)	(1.30)	-8%
Barrel of oil equivalent netback ($/BOE)	(7.14)	(7.80)	-8%

The average price received for gas sales decreased by 14% for the three months ended March 31, 2016, relative to the corresponding period of the prior year. The decrease in DXI Energy’s average realized gas prices reflected lower benchmark prices in northeastern British Columbia and northwestern Alberta, Canada and the rest of the World.

Average gas royalties for the three months ended March 31, 2016 were higher compared to the corresponding period of 2015. Initiation of gas production from the eight wells at Kokopelli in September 2015 contributed to the increase in royalties in the quarter as the effective rate in Colorado is higher than the lower royalty rates for marginal gas production in British Columbia.

Average operating and transportation expenses paid for the three months ended March 31, 2016 were lower compared to the corresponding period of 2015. The decline in per unit operating and transportation expenses resulted from the allocation of fixed operating costs over a higher natural gas production volume.

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FINANCING EXPENSES

	Three months ended March 31
(CA$ thousands, except per BOE)	2016	2015	% change
	$	$
Interest on bank credit facility	1	26	-96%
Interest on loans from related parties	31	5	100%
Interest on financial contract liability	153	127	20%
Accretion of loans from related parties	304	-	100%
Other financing expenses	12	22	-45%
	501	180	178%
Average debt outstanding	7,545	2,988	153%
Average interest rate on debt	8.3%	5.5%	51%

Interest expense per BOE (1)	2.32	0.67	246%

(1) Interest expense used in the calculation of ``Interest expense per BOE`` includes interest on bank credit facility and loans from related parties.

Interest expense related to the loans from related parties for the current quarter was higher, relative to the corresponding quarter of the prior year as the loans were originally drawn down in March 2015.

GENERAL AND ADMINISTRATIVE (“G&A”) EXPENSES

	Three months ended March 31
(CA$ thousands, except per BOE)	2016	2015	% change
	$	$
Salary and benefits	120	124	-3%
Other G&A expenses	397	605	-34%
Gross G&A expenses	517	729	-29%
Capitalized G&A expenses	(67)	(11)	509%
Overhead recoveries	(8)	(33)	-76%
Total net G&A expenses	442	685	-35%
$ per BOE	6.56	14.79	-56%

Other G&A expenses decreased by 34% for the three months ended March 31, 2016, relative to the corresponding period of the prior year. The decrease was due to the implementation of the Company’s overall cost savings plan. This also contributed to the lower gross G&A expenses for the current quarter.

STOCK BASED COMPENSATION

	Three months ended March 31
(CA$ thousands, except per BOE)	2016	2015	% change
	$	$
Stock based compensation expense	1	248	-100%
$ per BOE	0.01	5.36	-100%

8

The variance in share based compensation (“SBC”) expenses is mainly driven by the timing and valuation of new stock option grants. Due to a nominal number of stock options vested in the current quarter, SBC expenses decreased in the three months ended March 31, 2016.

AMORTIZATION, DEPLETION AND IMPAIRMENT LOSSES

	Three months ended March 31
(CA$ thousands, except per BOE)	2016	2015	% change
	$	$
Amortization and depletion	583	644	-9%
Impairment losses	665	26	2458%
Total amortization, depletion and impairment losses	1,248	670	86%
$ per BOE	18.53	14.47	28%

During the three months ended March 31, 2016, the Company recorded an impairment loss of $130,000 at one of its non-core natural gas properties in Alberta, Canada because the carrying value exceeded its recoverable amount. Additionally, the Company recorded an impairment loss of $535,000 at one of its exploration and evaluation assets in the U.S. because the carrying value exceeded its recoverable amount.

LOSS FOR THE PERIOD

	Three months ended March 31
(CA$ thousands, except per share amounts and BOE)	2016	2015	% change
	$	$
Income (loss)	(1,599)	(1,169)	37%
$ per common share, basic	(0.04)	(0.03)	37%
$ per common share, fully diluted	(0.04)	(0.03)	37%
$ per BOE	(23.75)	(25.25)	-6%

The 37% increase in the loss for the current quarter was primarily due to higher financing expenses and amortization, depletion and impairment losses. This was offset by higher net revenues and lower G&A expenses.

CASH FLOWS FROM OPERATIONS

	Three months ended March 31
(CA$ thousands, except per share amounts and BOE)	2016	2015	% change
	$	$
Cash flow from (used in) operations	(323)	(421)	-23%
$ per common share, basic	(0.01)	(0.01)	0%
$ per common share, fully diluted	(0.01)	(0.01)	0%

$ per BOE	(4.80)	(9.09)	-47%

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Cash flows from operations for the current quarter were a deficiency of $323,000, a decrease of 23% from a deficiency of $421,000 in Q1 2015. The decrease in funds deficiency is related to the increase in operating netbacks for the quarter combined with a reduction in general and administrative expenses.

Cash flows from operations is impacted by production, prices received, royalties paid, operating and transportation expenses and general and administrative expenses.

CAPITAL EXPENDITURES

DXI Energy is committed to future growth through its strategy to implement a full-cycle exploration and development program, augmented by strategic acquisitions with exploitation upside.

During the three months ended March 31, 2016, the Company continued to maximize the production at its Woodrush property, north of Fort St. John, British Columbia and work with its joint operating partner for the Kokopelli project.

Additions to property and equipment and exploration and evaluation assets :

	Three months ended March 31, 2016		Three months ended March 31, 2015
(CA$ thousands)	$	% of total	$	% of total	% change

Land acquisition and retention	15	6.0%	38	2.9%	-61%
Drilling and completion	125	49.8%	723	56.1%	-83%
Facility and pipelines	-	0.0%	503	39.0%	-100%
Capitalized general and administrative	111	44.2%	25	1.9%	344%
Total	251	100.0%	1,289	100.0%	-81%

LIQUIDITY AND CAPITAL RESOURCES

DXI Energy manages its capital structure to support current and future business plans and periodically adjusts the structure in response to changes in economic conditions and the risk characteristics of its underlying assets and operations. DXI Energy may adjust its capital structure by issuing shares, altering debt levels, modifying capital programs, acquiring or disposing of assets or participating in joint ventures.

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	March 31, 2016	December 31, 2015
(CA$ thousands)	$	$	% change
Adjusted working capital deficit(1)	5,279	4,867	8%
Bank credit facility	-	147	-100%
Loans from related parties	7,550	7,500	1%
Financial contract liability	3,094	3,055	1%
Net debt (2)	15,923	15,569
Share capital	97,162	97,162	0%
Contributed surplus and accumulated other comprehensive income	13,468	14,556	-7%
Deficit	(106,749)	(105,150)	2%
Total Capital	19,804	22,137

(1)	Accounts payable and accrued liabilities and cash portion of financial contract liability less cash and cash equivalents, accounts receivable, and prepaids and deposits

(2)	Excludes warrant liability, derivative liability and decommissioning liability

Adjusted Working Capital

As at March 31, 2016 (CA$ thousands)	$
Working capital deficit	(10,705)
Non-cash warrant liability and derivative liability	1,282
Adjusted working capital deficit	(9,423)
Add: current portion of loans from related parties	1,050
Add: non-cash portion of financial contract liability	3,094
Adjusted working capital deficit (excluding loans from related parties and financial contract liability)	(5,279)

The adjusted working capital deficit at March 31, 2016 includes $136,000 of cash and cash equivalents, $1,508,000 of accounts receivable, $13,000 of prepaids and deposits, $3,040,000 of accounts payable and accrued liabilities, and $3,896,000 of financial contract liability.

DXI Energy expects to fund operations and capital expenditures with cash flows from operations, drawings on its loans from related parties, existing cash and cash equivalents and by accessing the capital markets, as required.

Going Concern, Financial Contract Liability and Loans from Related Parties

The financial statements were prepared on a going concern basis. The going concern basis assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The Company has a working capital deficiency of $10.7 million, which includes the loans from related parties of $1.1 million, and accumulated deficit of $106.7 million. Excluding the non-cash derivative liability of $1.3 million, the adjusted working capital deficiency was $9.4 million. Of this amount, $7.0 million is represented by a financial contract liability of Dejour USA, which is due on September 30, 2016. The maximum cash component due in full settlement of the financial contract liability is US$3.0 million.

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On March 12, 2015, as amended on May 6, 2015, June 22, 2015, September 28, 2015 and November 18, 2015, the Company issued a promissory note for up to $4,500,000 to Hodgkinson Equities Corp. (“HEC”), a private company controlled by the CEO of the Company. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HEC’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable by the earlier of (i) within 10 business days of receipt of written demand from HEC for the repayment and (ii) June 10, 2015 or such later date to which the term of the promissory note may be extended. On May 6, 2015, the due date of the loan was extended to September 30, 2015. On September 28, 2015, the due date of the loan was further extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. In consideration for the extension, the Company issued HEC 9,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HEC on its Canadian oil and gas properties. The first mortgage security so issued ranks “pari passu” with HVI’s first mortgage security interest. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at March 31, 2016, the maximum $4.5 million had been advanced to the Company.

On June 22, 2015, as amended on September 28, 2015 and November 18, 2015, the Company issued a promissory note for up to $2,000,000 to Hodgkinson Ventures Inc. (“HVI”), a private company associated with the CEO of the Company, on a “pari passu” basis with the loan from HEC. The promissory note is secured by all assets of Dejour USA and a negative pledge by the Company not to further encumber its Canadian oil and gas properties without HVI’s prior approval. It bears interest at the Canadian prime rate plus 5% per annum. The principal and interest was repayable on or before September 30, 2015. On September 28, 2015, the due date of the loan was extended to December 31, 2015. On November 18, 2015, the Company extended the due date of the loan from December 31, 2015 to November 30, 2018. In consideration for the extension, the Company issued HVI 4,000,000 Warrants. Each Warrant entitles the holder to acquire one common share at a price of C$0.45/US$ 0.35 per share any time prior to December 4, 2020. Shares acquired through the exercise of Warrants prior to April 5, 2016 are restricted from sale through the facilities of the stock exchanges. On February 19, 2016, the Company rescinded the negative pledge security agreement and issued a first mortgage in favour of HVI on its Canadian oil and gas properties. The first mortgage security so issued ranks “pari passu” with HEC’s first mortgage security interest. Upon an event of default, all the indebtedness under the promissory note become due and payable and the interest rate is immediately increased to the Canadian prime rate plus 8.5% per annum. As at March 31, 2016, the maximum $2.0 million had been advanced to the Company.

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On September 15, 2015, as amended on January 11, 2016 and March 31, 2016, the Company issued a grid promissory note of up to $1,000,000 to a director and officer of the Company and his spouse. The promissory note bears interest at 12% per annum. The principal and interest accrued on the loan were repayable on or before December 31, 2015. On January 11, 2016, the Company issued an additional grid promissory note of up to $200,000 to a director and officer of the Company and his spouse and the due date of the loan was extended to March 31, 2016. On March 31, 2016, the due date of the loan was further extended to September 30, 2016. As at March 31, 2016, $1,050,000 had been advanced to the Company.

The Company’s ability to continue as a going concern is dependent upon attaining profitable operations and the continued financial support of the non-arm’s length lenders who have provided the Company with sufficient capital in 2015 to meet capital expenditure commitments and continue exploration and development activities. There is no assurance that these activities will be successful. These material uncertainties cast substantial doubt upon the Company’s ability to continue as a going concern. These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used that would be necessary if the going concern assumptions were not appropriate.

Financial Contract Liability

On December 31, 2012, Dejour USA entered into a financial contract with a U.S. oil and gas drilling fund (“Drilling Fund”) to fund the drilling of up to three wells and the completion of up to four wells in the State of Colorado. The Drilling Fund contributed US$6.5 million cash to earn working interests in production from the wellbores ranging from 55.56% to 77.78% before payout and 44.44% to 58.33% after payout. This amount was subsequently increased by US$500,000 to US$7,000,000 with the Company’s consent.

The December 31, 2012 financial contract states the Drilling Fund has the right to require Dejour USA to purchase its working interests in the wellbores for cash in September 2016, 36-months after the final well in the 4-well program is placed on production. The repurchase price is based on a predetermined formula which ensures the Drilling Fund earns a minimum return, compounded annually and applied on a monthly basis, on 75% of its original US$7,000,000 investment over the 36-month period. Accordingly, the Company considered the transaction to be a financial contract as the risks and rewards of ownership were not substantially transferred to the Drilling Fund and, on December 31, 2012, the Company recorded the transaction in its accounts by increasing property and equipment and financial contract liability by US$6,500,000 on its balance sheet. This amount was subsequently increased to US$7,000,000.

On June 30, 2014, the financial contract was amended and the Drilling Fund agreed to retain its working interest in the wells as at September 30, 2016, should it exercise its right to require Dejour USA to pay the minimum return calculated in accordance with the provisions of the contract. In determining the minimum return to be paid, the Drilling Fund agreed to deduct the residual reserve value of its working interest in the 4 wellbores at September 30, 2016. The parties also agreed to have a third party engineering firm calculate the residual value of the reserves in accordance with industry-accepted valuation standards.

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Finally, the parties agreed to limit the cash consideration to be paid by Dejour USA, should it be required to pay the minimum return provided for in the December 31, 2012 contract to US$3,000,000. Additional consideration, if any, may be paid by Dejour USA by an assignment of a working interest in certain proven assets at a jointly owned oil and gas property in Colorado applying an industry-standard valuation approach.

The June 30, 2014 amendment transferred the risks of ownership of the 4 wellbores back to the Drilling Fund and the financial contract liability was adjusted to reflect the present value of the amount owing to the Drilling Fund under the financial contract at September 30, 2016 ($7,587,000), net of the present value of the residual reserves ($597,000), or $6,990,000, as follows:

$
Balance at January 1, 2015 (US$2,361)	2,739
Accretion expense (US$410)	525
Foreign exchange loss	595
Adjustment to financial contract liability (US$2,436)	3,348
Balance at December 31, 2015 (US$5,207)	7,207
Accretion expense (US$111)	152
Foreign exchange gain	(452)
Adjustment to financial contract liability (US$64)	83
Balance at March 31, 2016 (US$5,382)	6,990

Capital Resources

The Company and its partners intend to continue to develop the Kokopelli project when natural gas and natural gas liquids prices paid to producers return to acceptable levels.

CONTRACTUAL OBLIGATIONS

As of March 31, 2016, the Company has obligations to make future payments, representing contracts and other commitments that are known and committed.

(CA$ thousands)	2016	2017	2018	2019	2020	Thereafter	Total
	$	$	$	$	$	$	$
Operating lease obligations	68	51	13	-	-	Nil	132
Loans from related parties	2,205	1,980	3,365	-	-	Nil	7,550
Financial contract liability(1)	6,990	-	-	-	-	Nil	6,990
Total	9,263	2,031	3,378	-	-	Nil	14,672
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(1)	This represents the Company’s obligations over the 36-month put option period until it expires. See Note 10 to the consolidated financial statements for details.

RELATED PARTY TRANSACTIONS

During the three months ended March 31, 2016 and 2015, the Company entered into the following transactions with related parties:

(a)

Compensation awarded to key management included a total of salaries and consulting fees of $119,000 (2015 - $120,000) and non-cash stock-based compensation of $Nil (2015 - $162,000). Key management includes the Company’s officers and directors. The salaries and consulting fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at March 31, 2016 is $200,000 (December 31, 2015 - $200,000) owing to the two officers of the Company.

(b)

Interest expenses of $156,000 (2015 - $5,000) related to the loans from related parties were paid to the CEO of the Company and his spouse or the companies controlled by or associated with the CEO of the Company.

(c)

In 2015, the Company entered into loan agreements with a director and officer of the Company and his spouse and the private companies associated with the director and officer of the Company. The terms and conditions of these agreements are described in the section “Going Concern, Financial Contract Liability and Loans from Related Parties” above.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has no material undisclosed off-balance sheet arrangements that have or are reasonably likely to have, a current or future effect on our results of operations or financial condition at March 31, 2016.

NYSE MKT LISTING COMPLIANCE

On January 19, 2016, the Company received a letter from the Exchange stating that it is not in compliance with the continued listing standards as it pertains to the low price of its securities. In order to maintain its listing, the Company must address how it intends to regain compliance by July 19, 2016. If the plan is accepted, the Company may be able to continue its listing but will be subject to periodic reviews by the Exchange. If the plan is not accepted or if it is accepted but the Company is not in compliance with the continued listing standards by July 19, 2016, or if the Company does not make progress consistent with the plan, the Exchange may initiate delisting procedures as appropriate.

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SUMMARY OF QUARTERLY RESULTS

The following table summarizes key financial and operating information by quarter for the past eight quarters ending March 31, 2016:

(CA$ thousands, except per unit amounts)	2016 Q1	2015 Q4	2015 Q3	2015 Q2	2015 Q1	2014 Q4	2014 Q3	2014 Q2
Gross oil and gas revenues	1,663	2,768	2,189	2,152	1,470	1,410	2,257	2,597
Net income (loss)	(1,599)	(3,827)	(1,608)	(503)	(1,169)	(3,331)	(1,620)	730
Per share - basic ($/common share)(1)	(0.04)	(0.10)	(0.04)	0.00	(0.03)	(0.10)	(0.05)	0.00
Per share - fully diluted ($/common share)(1)	(0.04)	(0.10)	(0.04)	0.00	(0.03)	(0.10)	(0.05)	0.00
Total assets	25,066	27,686	26,741	27,505	24,264	23,274	25,349	22,661
Average production (BOE/d)	740	977	643	514	514	310	382	561
Average realized price ($/BOE)	24.70	31.03	37.01	46.02	31.74	48.78	64.30	50.91
Operating netback ($/BOE)	3.15	10.37	17.46	22.70	4.83	12.79	29.71	14.75
Netback as a percentage of sales	13%	33%	47%	49%	15%	26%	46%	29%

(1)	Net income (loss) per share amounts for the periods presented have been adjusted on a retroactive basis to reflect the October 30, 2015 one-for-five share consolidation.

The fluctuations in DXI Energy’s revenue and income (loss) from quarter to quarter are primarily caused by variations in production volumes, realized oil and natural gas prices and the related impact on royalties and operating and transportation expenses. Please refer to the Results of Operations section of this MD&A for detailed discussion of changes from the 1st quarter of 2016 to the 1st quarter of 2015, and to the Company’s previously issued interim and annual MD&A for changes in prior quarters.

BUSINESS RISKS

DXI Energy’s exploration and production activities are concentrated in the Northeastern B.C. portion of the competitive Western Canadian Sedimentary Basin and the Piceance Basin of Central United States, where activity is highly competitive and includes a variety of different sized companies ranging from smaller junior producers and intermediate and senior producers to the much larger integrated petroleum companies. DXI Energy is subject to a number of risks which are also common to other organizations involved in the oil and gas industry. Such risks include finding and developing oil and gas reserves at economic costs, estimating amounts of recoverable reserves, production of oil and gas in commercial quantities, marketability of oil and gas produced, fluctuations in commodity prices, financial and liquidity risks and environmental and safety risks.

In order to reduce exploration risk, DXI Energy employs highly qualified and motivated professional employees who have demonstrated the ability to generate quality proprietary geological and geophysical prospects. To maximize drilling success, DXI Energy explores in areas that afford multi-zone prospect potential, targeting a range of shallower low to moderate risk prospects with some exposure to select deeper high-risk prospects with high-reward opportunities.

DXI Energy has retained an independent engineering consulting firm that assists the Company in evaluating recoverable amounts of oil and gas reserves. Values of recoverable reserves are based on a number of variable factors and assumptions such as commodity prices, projected production, future production costs and government regulation. Such estimates may vary from actual results.

TSX: DXI; NYSE MKT: DXI	16	www.dxienergy.com

The Company mitigates its risk related to producing hydrocarbons through the utilization of the most advanced technology and information systems. In addition, DXI Energy strives to operate the majority of its prospects, thereby maintaining operational control. The Company does rely on its partners in jointly owned properties that DXI Energy does not operate.

DXI Energy is exposed to market risk to the extent that the demand for oil and gas produced by the Company exists within Canada and the United States. External factors beyond the Company’s control may affect the marketability of oil and gas produced. These factors include commodity prices and variations in the Canada-United States currency exchange rate, which in turn respond to economic and political circumstances throughout the world. Oil prices are affected by worldwide supply and demand fundamentals while natural gas prices are affected by North American supply and demand fundamentals. DXI Energy may periodically use futures and options contracts to hedge its exposure against the potential adverse impact of commodity price volatility.

Exploration and production for oil and gas is very capital intensive. As a result, the Company relies on equity markets as a source of new capital. In addition, DXI Energy utilizes bank financing to support ongoing capital investment. Funds from operations also provide DXI Energy with capital required to grow its business. Equity and debt capital is subject to market conditions and availability may increase or decrease from time to time. Funds from operations also fluctuate with changing commodity prices.

SAFETY AND ENVIRONMENT

Oil and gas exploration and production can involve environmental risks such as pollution of the environment and destruction of natural habitat, as well as safety risks such as personal injury. The Company conducts its operations with high standards in order to protect the environment and the general public. DXI Energy maintains current insurance coverage for comprehensive and general liability as well as limited pollution liability. The amount and terms of this insurance are reviewed on an ongoing basis and adjusted as necessary to reflect current corporate requirements, as well as industry standards and government regulations.

TSX: DXI; NYSE MKT: DXI	17	www.dxienergy.com